SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 29, 2003

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

126 25 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone Company, dated April 29, 2003, regarding First quarter report 2003.

First quarter report 2003 April 29, 2003

For the German market: Notification pursuant to Section 15 WpHG

Ericsson takes additional actions to increase

competitiveness in an increasingly challenging market

First quarter summary

•	Net sales down 30% to SEK 25.9 b. – GSM/WCDMA track down 12%
•	Net income SEK -4.3 b.
•	Earnings per share SEK -0.27
•	Cash flow before financing SEK 0.7 b. – maintaining good liquidity
•	WCDMA 12% of mobile networks sales – five Ericsson networks launched
•	Restructuring program well on plan – additional opportunities identified and in progress

	First quarter			Fourth quarter
SEK b.	2003	2002	Change	2002	Change
Orders booked, net	27.1	41.9	-35%	30.7	-12%
Net sales	25.9	37.0	-30%	36.7	-30%
Adjusted gross margin (%)	34.1%	31.7%	—	32.6%	—
Adjusted operating income	-3.4	-4.4	—	-2.3	—
Adjusted income after financial items	-3.5	-5.2	—	-2.1	—
Net income	-4.3	-3.0	—	-8.3	—
Earnings per share	-0.27	-0.27	—	-0.58	—
Cash flow before financing activities	0.7	-4.1	—	1.6	—
Opex run rate, annualized	47	68	-31%	51	-8%
Number of employees	60,940	82,012	-26%	64,621	-6%

Net sales in the first quarter were down 30% sequentially. Orders booked declined by 12%. Gross margin improved, despite falling volumes, as a result of lower component prices, better capacity utilization and other cost reductions. Operating expense reductions well on plan reaching a run rate of SEK 47 b. Cash flow before financing was positive with reductions in working capital. Liquidity was maintained with a payment readiness of SEK 66 b.

CEO COMMENTS

“I am positively surprised by the spirit and strong commitment among our employees given our challenging situation and ongoing restructuring. Despite the near-term uncertainties, the longer-term market opportunities are obvious and I am convinced that the convenience of mobility and the benefits of 3G will continue to attract new customers and increase usage,” says Carl-Henric Svanberg, President and CEO of Ericsson.

“However, our ambition as the industry leader is to create a strong and profitable company, irrespective of market fluctuations. The macroeconomic environment has become more uncertain with weaker short-term demand, further actions are therefore needed. We are heading in the right direction but a lot more can be done to simplify our way of working and further reduce costs. My experience is that the more you work with process improvements the more opportunities you find.”

“A market leader should have market-leading profitability with clear cost advantages. We already have a leading market position, the most advanced technology and world class competence, but we have yet to achieve operational excellence.”

“We remain determined to return to profit during 2003 excluding additional charges for the further restructuring announced today. Although first quarter sales are likely to be the low point this year, I want us to be able to generate profit even if sales remain at current levels. We are therefore implementing further operating expense reductions of SEK 5 b. and additional cost of sales reductions of SEK 8 b. The additional SEK 11 b. restructuring charges have a relatively quick pay back and we have sufficient liquidity to carry us through.”

“The ongoing restructuring actions, including announced outsourcing projects, would have brought the headcount down to 54,000 during this year. With the additional actions, headcount will approach 47,000 next year,” concludes Carl-Henric Svanberg, President and CEO of Ericsson.

COST REDUCTIONS AND OPERATIONAL REALIGNMENT

Cost reduction activities reduced operating expense run rate to SEK 47 b. from SEK 68 b. in the first quarter last year and also contributed to an improvement of the gross margin to 34.1%.

The earlier planned and announced restructuring charges for 2003 amounted to SEK 5.3 b. During the quarter, restructuring charges were SEK 3.2 b. of which SEK 0.6 b. is related to asset write-downs. The remaining charge of SEK 2.1 b. is expected in the second quarter. Cash outlays were SEK 2.8 b.

The new cost reduction actions launched will further reduce cost of sales by approximately SEK 8 b. and the annual operating expenses by SEK 5 b. The actions will be fully implemented by the third quarter 2004. Costs for these new actions are estimated to be SEK 11 b. Cash outlays associated with these new actions are estimated to be approximately SEK 8 b.

Restructuring charges for the full year in total, including new measures, are estimated to be SEK 16 b. Total cash outlays for restructuring, including SEK 7.5 b. for charges taken in 2002, are expected to be approximately SEK 15 b. in 2003 and SEK 5 b. in 2004.

During the quarter headcount was reduced by 3,700, bringing the workforce to 61,000 by the end of March. Including all cost reduction actions, e.g. restructuring, outsourcing and divestments, the number of employees will be reduced to approximately 52,000 by the end of the year. The new actions are expected to result in a headcount approaching 47,000 during 2004.

CONSOLIDATED ACCOUNTS

FINANCIAL REVIEW

As explained under “Accounting principles,” a consequence of adopting new Swedish reporting rules is that the presentation of certain items in the income statement will change. Minority interests before tax and income before tax will no longer be reported. Minority interests are now reported net of taxes. Net income and earnings per share will not be affected. The presentation of the balance sheet will not change, but reported amounts of certain items will be affected. Please see restated financial statements for last year on pages 16 and 17.

Income

Orders booked were SEK 27.1 b. after deduction of cancellations of SEK 0.7 b. This is a 35% decline year-over-year, of which ten percentage points are due to negative currency exchange rate effects. Compared to the fourth quarter, orders booked declined 12%. The book-to-bill ratio was greater than one.

Sales were SEK 25.9 b., representing a decline of 30% on a sequential basis, in line with normal seasonality. The year-over-year decline was also 30%, of which seven percentage points are attributable to negative currency exchange rate effects. Adjusted for such currency effects, North America was up slightly while several other large markets were weak, including China, Japan, UK and Italy.

The gross margin adjusted for restructuring improved year-over-year from 31.7% to 34.1%. Gross margin improved, despite falling volumes, as a result of lower component prices, better capacity utilization and other cost reductions.

Adjusted operating expenses in the quarter were SEK 11.4 b., a reduction of 32% year-over-year. The net effect of capitalization of development costs was reduced from SEK 1.0 b. in the first quarter of last year to SEK 0.6 b. This was a result of both lowered development expenses and the stage of individual development projects.

During the quarter, a patent infringement dispute with InterDigital Communications Corporation (IDC) was settled. In accordance with this settlement, Ericsson and Sony Ericsson will pay approximately USD 34 m. in royalties to IDC for past sales. For the years 2003 through 2006, Ericsson will pay an annual fee of USD 6 m. for sales of infrastructure equipment. Sony Ericsson will pay a royalty for each licensed product sold 2003 through 2006. Existing provisions for risks related to patent litigations are sufficient to cover royalties related to past sales.

Adjusted operating income, excluding items affecting comparability, was SEK -3.4 b. This is a SEK 1 b. improvement compared to last year, despite the substantially lower sales.

Net effects of changes in foreign currency exchange rates on operating income compared to the rates one year ago were insignificant.

Financial net was SEK -0.1 b. compared to SEK -0.8 b. last year, due to the substantial cash position.

Net income was SEK -4.3 b. (-3.0 b.). The estimated taxes resulted in an average tax rate of 30%. Earnings per share, diluted, were SEK -0.27 (-0.27).

Balance sheet and financing

In the quarter, total assets declined by SEK 4.1 b., attributable mainly to trade receivables. There were no material changes in cash or debt, with a continued net cash position of almost SEK 6 b. The equity ratio declined from 36.4% at year-end to 34.9%.

Days sales outstanding (DSO) for trade receivables improved by five days compared with the first quarter last year to 109. DSO increased by 17 days compared to the previous quarter due to lower sales and seasonally slower payments by customers. Inventory turnover was 4.9 turns, up from 4.1 a year ago.

During the quarter, gross risk exposure for customer financing was reduced from SEK 21.8 b. to SEK 20.1 b. Risk provisions were increased by SEK 0.1 b. to 38% of gross exposure (see page 23 for further details). Unutilized credit commitments decreased by SEK 1.5 b. to SEK 12.5 b.

In February 2003, Moody’s lowered their long-term credit rating of Ericsson by two notches to B1. This will result in increased interest expenses of SEK 110 m. associated with certain borrowings with rating triggers.

Cash flow

Cash flow before financing activities was positive by SEK 0.7 b. A cash payment of SEK 1.4 b. related to the investment in Sony Ericsson was offset by a release of cash collateral for pensions of SEK 1.5 b. Reduced trade receivables and limited capital expenditures more than compensated for seasonality effects in inventory and payables. Payment readiness remained high at SEK 66 b.

SEGMENT RESULTS

As a consequence of a newly adopted segment reporting recommendation, explained under “Accounting principles,” and in order to increase transparency only commercial operations are now included in the segment Other Operations. Internal service units are therefore now reported under Systems, since most of their services are provided to Systems. This will reduce orders and sales in Other Operations and also reduce eliminations from inter-segment sales. Employees in those units are reported under Systems. Restated segment information can be found on pages 19 and 20.

SYSTEMS

Orders and sales for Network Equipment and Professional Services are now reported separately. As before, Network Equipment, including Network Rollout services will be subdivided into Mobile Networks and Fixed Networks.

	First quarter			Fourth quarter
SEK b.	2003	2002	Change	2002	Change
Orders booked	25.0	37.7	-34%	28.5	-12%
Mobile networks	17.5	29.3	-40%	20.9	-16%
Fixed networks	2.0	2.7	-26%	1.9	4%
Professional Services	5.5	5.7	-2%	5.7	-3%
Net sales	24.0	33.3	-28%	33.2	-28%
Mobile networks	17.6	25.6	-31%	24.7	-28%
Fixed networks	1.9	3.3	-42%	3.0	-38%
Professional Services	4.4	4.5	-1%	5.5	-20%
Adjusted operating income	-2.1	-2.8	—	-0.3	—

Adjusted operating margin (%)	-9%	-8%	—	-1%	—

The decline in orders booked year-over-year for Systems is mainly attributable to lower network equipment demand as operators continue to limit capital expenditures. The 34% decline includes ten percentage points due to negative effects of currency exchange rate changes and seven percentage points due to lower equipment orders for TDMA/PDC. Orders for the GSM/WCDMA track declined 28%. However, Professional Services were up adjusting for foreign currency effects.

Orders in Western Europe and Brazil were flat year-over-year while orders were down in all other regions.

Orders for GSM/WCDMA were down 10% sequentially while other mobile equipment, including CDMA, were down even more. Orders for Professional Services were down 3% sequentially, mainly due to seasonal effects.

Orders in Latin America improved sequentially, mainly due to orders for GSM and EDGE equipment in Brazil. Demand in the US and China was weak with most other areas of Asia holding up relatively well. The Europe, Middle East and Africa (EMEA) region was generally weak with the exception of the UK and Spain.

Of the 28% year-over-year decline in Systems sales, seven percentage points were related to negative currency exchange rate effects. Sales of the GSM/WCDMA track declined 12%, less than the mobile systems market overall. TDMA/PDC declined almost 90%. Sales of TDMA/PDC now represent less than 5% of Systems sales. Sales of WCDMA equipment and associated network rollout services represented 12% of mobile network sales.

Although system sales were almost SEK 10 b. lower than in the first quarter last year, the losses were reduced by SEK 0.7 b. to an adjusted operating income of SEK -2.1 b. Excluding risk provisions for customer financing of SEK 0.1 b. (0.6 b.) the result was SEK -2.0 b. (-2.2 b). The sequential decline before customer financing provisions was SEK 2.4 b. mainly due to the SEK 9.2 b. lower sales.

OTHER OPERATIONS

Internal sales by pure support functions, such as internal IT- and facilities services, are now excluded from Other Operations and have also reduced inter-segment sales. Corresponding headcount is reported in Systems, as almost all of the services are now provided to Systems. Other Operations now include the following commercial businesses: Defense Systems, Network Technology, Enterprise Systems, Mobile Platforms and Bluetooth.

	First quarter			Fourth quarter
SEK b.	2003	2002	Change	2002	Change
Orders booked	2.6	4.9	-47%	2.6	1%
Orders booked less divestitures	2.6	3.8	-31%	2.5	5%
Net sales	2.4	4.3	-45%	3.9	-39%
Net sales less divestitures	2.4	2.9	-17%	3.8	-38%
Adjusted operating income	-0.5	-1.3	—	-1.2	—
Adjusted operating income less divestitures	-0.5	-0.7	—	-1.2	—
Adjusted operating margin (%)	-21%	-31%	—	-32%	—
Adjusted operating margin less divestitures (%)	-21%	-24%	—	-31%	—

Adjusted for the divestment of parts of Microelectronics and the transfer of phone operations in China to SEMC, orders booked increased 5% sequentially while sales were 38% lower. Sales declined largely in Defense Systems and Mobile Platforms. Adjusted operating income improved sequentially, however, mainly due to a better result in Enterprise Systems and unabsorbed costs in support units in the fourth quarter. The year-over-year improvement reflects a favorable development in Enterprise Systems and divestment of parts of Microelectronics.

During the quarter, the opto-electronics operations were divested to Northlight Optronics. This is in line with the focus on core business. In total 48 employees were transferred through the purchase.

PHONES

During the quarter, Sony Ericsson Mobile Communications (SEMC) shipped 5.4 million units, which is a 7% decline compared with the first quarter 2002. Sales declined 35% sequentially and 28% year-over-year due to lower volumes and price pressure. However, with the planned phase out of TDMA products, shipments of TDMA dropped more than 90% compared to the first quarter last year. At the same time, GSM unit shipments increased 30% with the introduction of new models. The planned product mix shift along with increased price pressure has led to a lower average selling price.

Although SEMC reported a loss for the quarter, volumes and sales are expected to increase during the second quarter with the introduction of new models in the Japanese and GSM/GPRS markets. SEMC’s ambition is to be profitable for the full year.

Ericsson’s 50% share of income before taxes in the quarter was SEK -0.5 b. and is included in “Earnings from Joint Ventures and Associated Companies.”

RELATED PARTY TRANSACTIONS

Sony Ericsson Mobile Communications (SEMC)

SEK m.	First quarter 2003	First quarter 2002
Sales to SEMC	576	1,201
Royalty from SEMC	56	87
Purchases from SEMC	265	605
Increased equity investment	1,384

Receivables from SEMC	541	730
Liabilities to SEMC	115	1,422

MARKET VIEW

The number of mobile subscribers continues to grow on pace to exceed 1.5 b. subscribers within three years. We expect between 165 and 180 million net additions this year with approximately 44 million during the first quarter.

An estimated 98 million mobile phones were sold during the first quarter and we maintain our view that unit volume will increase 10% with over 430 million units expected to be shipped this year.

The effects of the weakening macroeconomic environment on mobile operator investment plans for network infrastructure are unclear. Continued weak systems demand is the likely implication for the near term, as mobile operators continue to reduce capital expenditures.

Last quarter, we indicated that we thought the mobile systems market, measured in USD, could be down as much as 10% this year. The uncertainty in the macroeconomic environment has increased, and several operators are reducing their capital expenditures. This implies that the market for mobile systems could decline by more than 10% this year.

Operators are also focusing on operational cost reductions, which stimulates the market for outsourcing of network related activities. This is a trend we believe will continue and underpins our expectations that the available market for professional services in USD will continue to grow by about 10% a year.

OUTLOOK

We expect to maintain our shares of the mobile systems and professional services markets this year. However, our total sales reported in SEK will decline more than the total market, mainly due to foreign exchange effects. Divestments and closure of certain businesses as part of our restructuring activities also continue to affect our sales.

Previously we indicated that we planned to return to profit at some time during 2003. This plan did not include additional restructuring measures. Excluding the additional charges for restructuring announced today we remain determined to return to profit during 2003. We are increasingly confident in our cost reduction activities.

For the second quarter, we believe sales will be up slightly on a sequential basis.

PARENT COMPANY INFORMATION

The Parent Company business consists mainly of corporate management and holding company functions. It also includes activities performed on a commission basis by Ericsson Treasury Services AB and Ericsson Credit AB regarding internal banking and customer credit management. The Parent Company has branch and representative offices in 16 (15) countries.

Net sales for the first quarter amounted to SEK 0.5 b. (0.3 b.) and income after financial items was SEK 1.1 b. (0.3 b.)

Major changes in the company’s financial position were:

•	Increased current and long-term commercial and financial receivables from subsidiaries of SEK 21.5 b.

•	Increased cash and short-term cash investments of SEK 2.6 b.

The increases were primarily financed through increased internal borrowings of SEK 22.0 b. and increased other current liabilities of SEK 2.4 b. At the end of the quarter, cash and short-term cash investments amounted to SEK 61.9 b. (59.3 b.).

In accordance with the conditions of the Stock Purchase Plan for Ericsson employees, 1,603,813 shares from treasury stock were distributed during the first quarter to employees who left Ericsson. An additional 191,100 shares were sold in the first quarter, to cover social security payments related to the Stock Purchase Plan. The holding of treasury stock at March 31, 2003 was 152,565,365 Class B shares.

The Annual General Meeting decided, in accordance with the proposal from the Board of Directors, that no dividend will be paid for 2002.

The Annual General Meeting approved a new employee stock purchase plan of 158 million new shares.

The Annual General Meeting also approved a temporary increase in the fee to the Chairman of the Board of SEK 5.5 m. for each of the years 2002 and 2003.

On April 8, Carl-Henric Svanberg succeeded Kurt Hellström as President and CEO of Ericsson. The new President and CEO will receive an annual compensation consisting of a base salary of SEK 12 m. and a variable salary of up to 80% of the base salary. The pension benefit is premium based with an annual premium of 35% of the total of the base salary plus 50% of the variable salary. The President and CEO has the right to retire at the age of 60 years. Severance pay amounts to two years’ salary. Additional benefits are not material.

ACCOUNTING PRINCIPLES

See page 18.

Stockholm, April 29, 2003

Carl-Henric Svanberg

President and CEO

Date for next report: July 18, 2003

Auditors’ Report

We have reviewed the first quarter report as of March 31, 2003, for Telefonaktiebolaget LM Ericsson (publ). We conducted our review in accordance with the recommendation issued by FAR. A review is limited primarily to enquiries of company personnel and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the First quarter report does not comply with the requirements for interim reports in the Annual Accounts Act.

Stockholm, April 29, 2003

Carl-Eric Bohlin	Bo Hjalmarsson	Thomas Thiel
Authorized Public Accountant PricewaterhouseCoopers AB	Authorized Public Accountant PricewaterhouseCoopers AB	Authorized Public Accountant

Safe Harbor Statement of Ericsson under the Private Securities Litigation Reform Act of 1995;

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; and (xii) plans to launch new products and services.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) further reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

A glossary of all technical terms is available at: http://www.ericsson.com/about and in the Annual Report.

To read the full report, please go to: www.ericsson.com/investors/3month03-en.pdf

FOR FURTHER INFORMATION PLEASE CONTACT

Henry Sténson, Senior Vice President, Corporate Communications

Phone: +46 8 719 4044; E-mail: henry.stenson@lme.ericsson.se

Investors

Gary Pinkham, Vice President, Investor Relations

Phone: +46 8 719 0000; E-mail: investor.relations@ericsson.com

Lotta Lundin, Investor Relations

Phone: +46 8 719 0000; E-mail: lotta.lundin@clo.ericsson.se

Glenn Sapadin, Investor Relations

Phone: +1 212 843 8435; E-mail: investor.relations@ericsson.com

Lars Jacobsson, Vice President, Financial Reporting and Analysis

Phone: +46 8 719 9489, +46 70 519 9489; E-mail: lars.jacobsson@lme.ericsson.se

Media

Pia Gideon, Vice President, External Relations

Phone: +46 8 719 2864, +46 70 519 8903; E-mail: pia.gideon@lme.ericsson.se

Åse Lindskog, Director, Media Relations

Phone: +46 8 719 9725, +46 730 244 872; E-mail: ase.lindskog@lme.ericsson.se

Ola Rembe, Director, Media Relations

Phone: +46 8 719 9727, +46 730 244 873; E-mail: ola.rembe@lme.ericsson.se

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

ERICSSON

CONSOLIDATED INCOME STATEMENT

	Jan-Mar			Jan-Dec
SEK million	2003	20021)	Change	20021)
Net sales	25,859	36,966	-30%	145,773
Cost of sales	-18,862	-25,253	-25%	-104,224

Gross margin	6,997	11,713		41,549
Research and development and other technical expenses	-6,897	-7,624	-10%	-30,510
Selling expenses	-3,449	-5,592	-38%	-21,896
Administrative expenses	-1,804	-2,552	-29%	-9,995

Operating expenses	-12,150	-15,768		-62,401
Other operating revenues and costs	-86	771		773
Share in earnings of JV and associated companies	-742	-56		-1,220

Operating income	-5,981	-3,340		-21,299
Financial income	1,164	889	31%	4,253
Financial expenses	-1,218	-1,682	-28%	-5,789

Income after financial items	-6,035	-4,133		-22,835
Taxes	1,847	1,233		4,165
Minority interest	-124	-68		-343

Net income	-4,312	-2,968		-19,013
Other Information
Average number of shares, basic (million)	15,820	10,950		12,573
Earnings per share, basic (SEK)	-0.27	-0.27		-1.51
Earnings per share, diluted (SEK)	-0.27	-0.27		-1.51

NOTE 1
Items affecting comparability
Non-operational capital gains/losses, net	5	102		-42
Restructuring costs, net	-3,193	—		-11,962
Capitalization of development expenses, net	614	1,005		3,200

Total	-2,574	1,107		-8,804
—of which in
Cost of sales	-1,813	—		-5,589
Operating expenses	-745	1,005		-3,092
Other operating revenues and costs	-16	102		-123

NOTE 2
Key measurements, excluding items affecting comparability
Net sales	25,859	36,966		145,773
Adjusted gross margin	8,810	11,713		47,138
—as percentage of net sales	34.1%	31.7%		32.3%
Adjusted operating expenses	-11,405	-16,773		-59,309
—as percentage of net sales	44.1%	45.4%		40.7%
Adjusted other operating revenues and costs	-70	669		896
Share in earnings of JV and assoc. companies	-742	-56		-1,220

Adjusted operating income	-3,407	-4,447		-12,495
Adjusted operating margin (%)	-13.2%	-12.0%		-8.6%
Adjused income after financial items	-3,461	-5,240		-14,031

1)	In compliance with RR 9, figures are restated to report minority interest net of tax. As a consequence, and in line with the statutory format for income statements, we now cease to report a subtotal Income before taxes.

ERICSSON

CONSOLIDATED BALANCE SHEET

SEK million	Mar 31 2003	Dec 311) 2002
ASSETS

Fixed assets
Intangible assets
Capitalized development expenses	3,814	3,200
Other	8,971	9,409
Tangible assets	8,842	9,964

Financial assets
Equity in JV and associated companies	3,087	1,835
Other investments	1,250	2,243
Long-term customer financing	10,252	12,283
Deferred tax assets	27,454	26,047
Other long-term receivables	1,643	2,132

	65,313	67,113

Current assets
Inventories	14,474	13,419

Receivables
Accounts receivable – trade	33,521	37,384
Short-term customer financing	3,368	1,680
Other receivables	21,135	23,303
Short-term cash investments, cash and bank	67,214	66,214

	139,712	142,000

Total assets	205,025	209,113

STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES

Stockholders’ equity	68,993	73,607

Minority interest in equity of consolidated subsidiaries	2,578	2,469

Provisions
Pensions	11,247	10,997
Other provisions	21,239	21,357

	32,486	32,354

Long-term liabilities	37,044	37,066

Current liabilities
Interest-bearing liabilities	14,359	14,321
Accounts payable	10,133	12,469
Other current liabilities	39,432	36,827

	63,924	63,617

Total stockholders’ equity, provisions and liabilities	205,025	209,113

Of which interest-bearing provisions and liabilities	61,369	61,463

Net debt	-5,845	-4,751

Assets pledged as collateral	5,113	2,800
Contingent liabilities	2,688	3,116

1)	Restated for change in accounting principle regarding financial instruments (RR 27), and with deferred tax assets reported as long-term.

ERICSSON

CONSOLIDATED STATEMENT OF CASH FLOWS

	2003	2002	2002
SEK million	Q1	Q1	Jan-Dec
Net income	-4,312	-2,968	-19,013
Adjustments to reconcile net income to cash	629	-2,306	-1,832

	-3,683	-5,274	-20,845
Changes in operating net assets
Inventories	-400	-201	8,599
Customer financing, short-term and long-term	-29	1,952	-2,140
Accounts receivable	4,733	4,817	9,839
Other	1,901	-3,068	-5,541

Cash flow from operating activities	2,522	-1,774	-10,088

Capitalized development expenses	-737	-1,050	-3,442
Other investing activities	-1,123	-1,237	6,426

Cash flow from investing activities	-1,860	-2,287	2,984

Cash flow before financing activities	662	-4,061	-7,104

Dividends paid	-3	-50	-645
Stock issue	—	—	28,940
Other financing activities	506	-8,403	-22,698

Cash flow from financing activities	503	-8,453	5,597

Effect of exchange rate changes on cash	-165	-488	-1,203

Net change in cash	1,000	-13,002	-2,710

Cash and cash equivalents, beginning of period	66,214	68,924	68,924

Cash and cash equivalents, end of period	67,214	55,922	66,214

ERICSSON

CONSOLIDATED STOCKHOLDERS’ EQUITY

SEK million	Jan-Mar 2003	Jan-Dec 2002	Jan-Mar 2002
Opening balance	73,607	68,587	68,587
Stock issue, net	—	28,940	—
Sale of own shares	1	2	—
Stock Purchase Plan	17	12	—
Changes in cumulative translation effects due to changes in foreign currency exchange rates	-320	-4,921	-1,016
Net income	-4,312	-19,013	-2,968

Closing balance	68,993	73,607	64,603

ERICSSON

CONSOLIDATED INCOME STATEMENT FOR 2002 RESTATED FOR CHANGE IN ACCOUNTING PRINCIPLES

	20021)				20021)
SEK million	0203	0206	0209	0212	Q1	Q2	Q3	Q4
Net sales	36,966	75,511	109,024	145,773	36,966	38,545	33,513	36,749
Cost of sales	-25,253	-51,722	-75,963	-104,224	-25,253	-26,469	-24,241	-28,261

Gross margin	11,713	23,789	33,061	41,549	11,713	12,076	9,272	8,488
Research and development and other technical expenses	-7,624	-14,185	-22,353	-30,510	-7,624	-6,561	-8,168	-8,157
Selling expenses	-5,592	-11,222	-16,375	-21,896	-5,592	-5,630	-5,153	-5,521
Administrative expenses	-2,552	-5,263	-7,492	-9,995	-2,552	-2,711	-2,229	-2,503

Operating expenses	-15,768	-30,670	-46,220	-62,401	-15,768	-14,902	-15,550	-16,181
Other operating revenues and costs	771	1,038	1,268	773	771	267	230	-495
Share in earnings of JV and associated companies	-56	-580	-1,209	-1,220	-56	-524	-629	-11

Operating income	-3,340	-6,423	-13,100	-21,299	-3,340	-3,083	-6,677	-8,199
Financial income	889	1,529	2,098	4,253	889	640	569	2,155
Financial expenses	-1,682	-2,892	-3,883	-5,789	-1,682	-1,210	-991	-1,906

Income after financial items	-4,133	-7,786	-14,885	-22,835	-4,133	-3,653	-7,099	-7,950
Taxes	1,233	2,349	4,457	4,165	1,233	1,116	2,108	-292
Minority interest	-68	-250	-256	-343	-68	-182	-6	-87

Net income	-2,968	-5,687	-10,684	-19,013	-2,968	-2,719	-4,997	-8,329
Other Information
Average number of shares, basic (million)	10,950	10,950	11,458	12,573
Earnings per share, basic (SEK)	-0.27	-0.52	-0.93	-1.51	-0.27	-0.25	-0.41	-0.58
Earnings per share, diluted (SEK)	-0.27	-0.52	-0.93	-1.51	-0.27	-0.25	-0.41	-0.58

NOTE 1
Items affecting comparability
Non-operational capital gains/losses, net	102	99	217	-42	102	-3	118	-259
Restructuring costs, net	—	-1,482	-5,691	-11,962	—	-1,482	-4,209	-6,271
Capitalization of development expenses, net	1,005	1,915	2,556	3,200	1,005	910	641	644

Total	1,107	532	-2,918	-8,804	1,107	-575	-3,450	-5,886
—of which in
Cost of sales	—	-438	-2,107	-5,589	—	-438	-1,669	-3,482
Operating expenses	1,005	641	-1,258	-3,092	1,005	-364	-1,899	-1,834
Other operating revenues and costs	102	329	447	-123	102	227	118	-570

NOTE 2
Key measurements, excluding items affecting comparability
Net sales	36,966	75,511	109,024	145,773	36,966	38,545	33,513	36,749
Adjusted gross margin	11,713	24,227	35,168	47,138	11,713	12,514	10,941	11,970
—as percentage of net sales	31.7%	32.1%	32.3%	32.3%	31.7%	32.5%	32.6%	32.6%
Adjusted operating expenses	-16,773	-31,311	-44,962	-59,309	-16,773	-14,538	-13,651	-14,347
—as percentage of net sales	45.4%	41.5%	41.2%	40.7%	45.4%	37.7%	40.7%	39.0%
Adjusted other operating revenues and costs	669	709	821	896	669	40	112	75
Share in earnings of JV and associated companies	-56	-580	-1,209	-1,220	-56	-524	-629	-11

Adjusted operating income	-4,447	-6,955	-10,182	-12,495	-4,447	-2,508	-3,227	-2,313
Adjusted operating margin (%)	-12.0%	-9.2%	-9.3%	-8.6%	-12.0%	-6.5%	-9.6%	-6.3%
Adjusted income after financial items	-5,240	-8,318	-11,967	-14,031	-5,240	-3,078	-3,649	-2,064

1)	In compliance with RR 9, figures are restated to report minority interest net of tax. As a consequence, and in line with the statutory format for income statements, we now cease to report a subtotal Income before taxes.

ERICSSON

CONSOLIDATED BALANCE SHEET FOR 2002 RESTATED FOR COMPARABILITY

SEK million	Mar 311) 2002	Jun 301) 2002	Sep 301) 2002	Dec 311) 2002
ASSETS

Fixed assets
Intangible assets
Capitalized development expenses	1,005	1,915	2,556	3,200
Other	12,737	10,795	10,150	9,409

Tangible assets	16,952	14,197	12,436	9,964

Financial assets
Equity in JV and associated companies	2,959	2,416	1,978	1,835
Other investments	3,161	2,302	2,252	2,243
Long-term customer financing	8,739	6,589	11,194	12,283
Deferred tax assets	23,032	24,316	26,266	26,047
Other long-term receivables	6,495	3,371	3,298	2,132

	75,080	65,901	70,130	67,113

Current assets
Inventories	24,596	23,697	20,595	13,419

Receivables
Accounts receivable – trade	52,709	45,896	41,757	37,384
Short-term customer financing	3,989	5,843	1,516	1,680
Other receivables	31,318	30,374	30,205	23,303
Short-term cash investments, cash and bank	55,922	47,551	74,394	66,214

	168,534	153,361	168,467	142,000

Total assets	243,614	219,262	238,597	209,113

STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES

Stockholders’ equity	64,603	59,338	82,839	73,607

Minority interest in equity of consolidated subsidiaries	3,441	3,270	2,947	2,469

Provisions
Pensions	10,634	10,710	10,846	10,997
Other provisions	22,779	22,169	21,391	21,357

	33,413	32,879	32,237	32,354

Long-term liabilities	52,700	37,395	37,935	37,066

Current liabilities
Interest-bearing liabilities	20,805	22,211	22,608	14,321
Accounts payable	19,699	18,018	13,834	12,469
Other current liabilities	48,953	46,151	46,197	36,827

	89,457	86,380	82,639	63,617

Total stockholders’ equity, provisions and liabilities	243,614	219,262	238,597	209,113

Of which interest-bearing provisions and liabilities	82,543	69,748	70,579	61,463
Net debt	26,621	22,197	-3,815	-4,751

1)	Restated for change in accounting principle regarding financial instruments (RR 27) and with all deferred tax assets reported as long-term.

	Mar 31 2002	Jun 30 2002	Sep 30 2002	Dec 31 2002
Accounts receivable – trade	1,586	1,034	1,402	846
Interest-bearing liabilities, current	1,586	1,034	1,402	846

Other receivables	-11,746	-1,038	-4,616	-1,514
Deferred tax assets	11,746	1,038	4,616	1,514

CHANGED ACCOUNTING POLICIES AND REPORTING

From January 1, 2003, Ericsson has adopted the following new recommendations issued by the Swedish Financial Accounting Standards Council (Redovisningsrådet):

•	Presentation of financial statements (RR22)
•	Investment property (RR24)
•	Segment reporting (RR25)
•	Events after the balance sheet date (RR26)
•	Financial instruments: Disclosure and presentation (RR27)
•	Accounting for government grants (RR28)

These changes have no impact on reported Net Income or Earnings Per Share. The presentation of certain items in the income statement will change and we will no longer report minority interests before tax and Income Before Tax. Instead, we will report Income after financial items and Net Income after deduction of Taxes and Minority interests. Minority interests will be reported net of taxes.

The presentation of the Balance Sheet will not change, however, the reported amounts of certain items will be affected.

RR22 requires compliance with all recommendations issued by the Swedish Financial Accounting Standards Council.

Prior to 2003, Ericsson deviated from the recommendations in two aspects:

•	In deviation from RR1:00, Consolidated Financial Statements, minority interests were divided in two items; share in income before taxes and share in taxes. From January 1, 2003, in accordance with RR1:00, we will report minority interest net of taxes.

•	In deviation from RR9, Income tax, deferred tax assets were prior to 2003 reported as both current and long-term. From January 1, 2003, all deferred taxes are reported as long term in accordance with RR9.

The new recommendation RR25, Segment reporting, has been adopted from January 1, 2003. As a consequence, we have reviewed our segments and decided to transfer internal service units from segment Other Operations to segment Systems, since the major part of the services are provided to Systems. This will reduce orders and sales previously reported in Other Operations and also reduce the amounts of eliminations of inter-segment sales. Employees in such service units will be transferred from Other Operations to Systems.

RR27 introduces changed rules for netting of assets and liabilities. The effect is that certain receivables for which the credit risks have been transferred to third parties can no longer be reported net without a formal three-party agreement. The amount for trade receivables and short-term borrowings will be affected.

ORDERS BOOKED BY SEGMENT BY QUARTER

SEK million

	20021)				2003
Year to date	0203	0206	0209	0212	0303
Systems	37,701	68,898	86,836	115,341	24,996
—Mobile Networks	29,344	52,245	64,684	85,549	17,475
—Fixed Networks	2,693	5,645	7,396	9,305	1,990
Total Network Equipment	32,037	57,890	72,080	94,854	19,465
—Of which Network Rollout	4,703	8,642	10,053	14,073	2,542
Professional Services	5,664	11,008	14,756	20,487	5,531
Other Operations	4,889	9,722	12,824	15,384	2,587
Less: Intersegment orders	-697	-1,462	-1,972	-2,374	-523

Total	41,893	77,158	97,688	128,351	27,060

	20021)				2003
Isolated quarters	Q1	Q2	Q3	Q4	Q1
Systems	37,701	31,197	17,938	28,505	24,996
—Mobile Networks	29,344	22,900	12,439	20,865	17,475
—Fixed Networks	2,693	2,952	1,751	1,909	1,990
Total Network Equipment	32,037	25,852	14,190	22,774	19,465
—Of which Network Rollout	4,703	3,939	1,411	4,020	2,542
Professional Services	5,664	5,345	3,748	5,731	5,531
Other Operations	4,889	4,833	3,102	2,560	2,587
Less: Intersegment orders	-697	-765	-510	-402	-523

Total	41,893	35,265	20,530	30,663	27,060

					2003
Change					Q1
Systems					-34%
—Mobile Networks					-40%
—Fixed Networks					-26%
Total Network Equipment					-39%
—Of which Network Rollout					-46%
Professional Services					-2%
Other Operations					-47%
Less: Intersegment orders					-25%

Total					-35%

1)	Year 2002 restated to present Other operations and intersegment orders excluding internal service operations

NET SALES BY SEGMENT BY QUARTER

SEK million

	20021)				2003
Year to date	0203	0206	0209	0212	0303
Systems	33,323	68,104	98,716	131,955	23,961
—Mobile Networks	25,552	52,523	76,446	101,103	17,643
—Fixed Networks	3,287	6,270	8,650	11,699	1,898
Total Network Equipment	28,839	58,793	85,096	112,802	19,541
—Of which Network Rollout	4,183	8,025	10,953	14,786	2,577
Professional Services	4,484	9,311	13,620	19,153	4,420
Other Operations	4,327	8,881	12,311	16,201	2,363
Less: Intersegment Sales	-684	-1,474	-2,003	-2,383	-465

Total	36,966	75,511	109,024	145,773	25,859

	20021)				2003
Isolated quarters	Q1	Q2	Q3	Q4	Q1
Systems	33,323	34,781	30,612	33,239	23,961
—Mobile Networks	25,552	26,971	23,923	24,657	17,643
—Fixed Networks	3,287	2,983	2,380	3,049	1,898
.Total Network Equipment	28,839	29,954	26,303	27,706	19,541
—Of which Network Rollout	4,183	3,842	2,928	3,834	2,577
Professional Services	4,484	4,827	4,309	5,533	4,420
Other Operations	4,327	4,554	3,430	3,890	2,363
Less: Intersegment sales	-684	-790	-529	-380	-465

Total	36,966	38,545	33,513	36,749	25,859

					2003
Change					Q1
Systems					-28%
—Mobile Networks					-31%
—Fixed Networks					-42%
Total Network Equipment					-32%
—Of which Network Rollout					-38%
Professional Services					-1%
Other Operations					-45%
Less: Intersegment sales					-32%

Total					-30%

1)	Year 2002 restated to present Other operations and intersegment sales excluding internal service operations

ADJUSTED OPERATING INCOME, OPERATING MARGIN AND EMPLOYEES BY SEGMENT BY QUARTER

SEK million

	2002				2003
Year to date	0203	0206	0209	0212	0303
Systems	-2,799	-3,495	-4,604	-4,907	-2,097
Phones	—	-442	-992	-1,331	-500
Other Operations	-1,343	-2,318	-3,477	-4,715	-492
Unallocated1)	-305	-700	-1,109	-1,542	-318

Total	-4,447	-6,955	-10,182	-12,495	-3,407

	2002				2003
As percentage of net sales	0203	0206	0209	0212	0303
Systems	-8%	-5%	-5%	-4%	-9%
Phones2)	—	—	—	—	—
Other Operations	-31%	-26%	-28%	-29%	-21%

Total	-12%	-9%	-9%	-9%	-13%

	2002				2003
Isolated quarters	Q1	Q2	Q3	Q4	Q1
Systems	-2,799	-696	-1,109	-303	-2,097
Phones	—	-442	-550	-339	-500
Other Operations	-1,343	-975	-1,159	-1,238	-492
Unallocated1)	-305	-395	-409	-433	-318

Total	-4,447	-2,508	-3,227	-2,313	-3,407

	2002				2003
As percentage of net sales	Q1	Q2	Q3	Q4	Q1
Systems	-8%	-2%	-4%	-1%	-9%
Phones2)	—	—	—	—	—
Other Operations	-31%	-21%	-34%	-32%	-21%

Total	-12%	-7%	-10%	-6%	-13%

1)	“Unallocated” consists mainly of costs for corporate staffs and non-operational gains and losses
2)	Calculation not applicable

NUMBER OF EMPLOYEES

	20021)				2003
	0203	0206	0209	0212	0303
Systems	70,957	65,899	62,543	56,590	53,532
Other Operations	10,659	9,876	8,774	7,646	7,047
Unallocated	396	446	406	385	361

Total	82,012	76,221	71,723	64,621	60,940

Change in percent					0303
Systems					-25%
Other Operations					-34%
Unallocated					-9%

Total					-26%

1)	Employees with internal service units have been transferred from Other Operations to Systems.

ORDERS BOOKED BY MARKET AREA BY QUARTER

SEK million

	2002				2003
Year to date	0203	0206	0209	0212	0303
Europe, Middle East, Africa*	19,493	37,184	46,738	65,448	14,081
North America	7,003	12,837	17,310	22,877	4,693
Latin America	4,846	8,195	9,612	9,575	2,621
Asia Pacific	10,551	18,942	24,028	30,451	5,665

Total	41,893	77,158	97,688	128,351	27,060

* Of which Sweden	2,437	4,943	6,289	7,620	1,406
* Of which EU	8,877	21,316	25,160	34,003	8,805

	2002				2003
Isolated quarters	Q1	Q2	Q3	Q4	Q1
Europe, Middle East, Africa*	19,493	17,691	9,554	18,710	14,081
North America	7,003	5,834	4,473	5,567	4,693
Latin America	4,846	3,349	1,417	-37	2,621
Asia Pacific	10,551	8,391	5,086	6,423	5,665

Total	41,893	35,265	20,530	30,663	27,060

* Of which Sweden	2,437	2,506	1,346	1,331	1,406
* Of which EU	8,877	12,439	3,844	8,843	8,805

					2003
Change					Q1
Europe, Middle East, Africa*					-28%
North America					-33%
Latin America					-46%
Asia Pacific					-46%

Total					-35%

* Of which Sweden					-42%
* Of which EU					-1%

NET SALES BY MARKET AREA BY QUARTER

SEK million

	2002				2003
Year to date	0203	0206	0209	0212	0303
Europe, Middle East, Africa*	17,606	36,666	53,438	74,124	13,983
North America	4,072	10,135	16,516	23,068	3,940
Latin America	4,311	7,416	10,282	12,676	1,764
Asia Pacific	10,977	21,294	28,788	35,905	6,172

Total	36,966	75,511	109,024	145,773	25,859

* Of which Sweden	1,974	4,559	6,235	8,303	1,403
* Of which EU	10,867	21,935	31,128	43,396	7,885

	2002				2003
Isolated quarters	Q1	Q2	Q3	Q4	Q1
Europe, Middle East, Africa*	17,606	19,060	16,772	20,686	13,983
North America	4,072	6,063	6,381	6,552	3,940
Latin America	4,311	3,105	2,866	2,394	1,764
Asia Pacific	10,977	10,317	7,494	7,117	6,172

Total	36,966	38,545	33,513	36,749	25,859

* Of which Sweden	1,974	2,585	1,676	2,068	1,403
* Of which EU	10,867	11,068	9,193	12,268	7,885

					2003
Change					Q1
Europe, Middle East, Africa*					-21%
North America					-3%
Latin America					-59%
Asia Pacific					-44%

Total					-30%

* Of which Sweden					-29%
* Of which EU					-27%

EXTERNAL ORDERS BOOKED BY MARKET AREA BY SEGMENT

SEK million

Year to date first quarter 2003	Systems	Share of Systems	Other	Share of Other	Total	Share of Total
Europe, Middle East & Africa	12,206	50%	1,875	80%	14,081	52%
North America	4,554	18%	139	6%	4,693	17%
Latin America	2,541	10%	80	3%	2,621	10%
Asia Pacific	5,400	22%	265	11%	5,665	21%

Total	24,701	100%	2,359	100%	27,060	100%

Share of Total	91%		9%		100%

Year to date first quarter 2002	Systems	Share of Systems	Other	Share of Other	Total	Share of Total
Europe, Middle East & Africa	16,574	44%	2,919	65%	19,493	46%
North America	6,662	18%	341	8%	7,003	17%
Latin America	4,372	12%	474	11%	4,846	12%
Asia Pacific	9,838	26%	713	16%	10,551	25%

Total	37,446	100%	4,447	100%	41,893	100%

Share of Total	89%		11%		100%

Change	Systems		Other		Total
Europe, Middle East & Africa	-26%		-36%		-28%
North America	-32%		-59%		-33%
Latin America	-42%		-83%		-46%
Asia Pacific	-45%		-63%		-46%

Total	-34%		-47%		-35%

EXTERNAL NET SALES BY MARKET AREA BY SEGMENT

SEK million

Year to date first quarter 2003	Systems	Share of Systems	Other	Share of Other	Total	Share of Total
Europe, Middle East & Africa	12,338	52%	1,645	77%	13,983	54%
North America	3,838	16%	102	5%	3,940	15%
Latin America	1,697	7%	67	3%	1,764	7%
Asia Pacific	5,840	25%	332	15%	6,172	24%

Total	23,713	100%	2,146	100%	25,859	100%

Share of Total	92%		8%		100%

Year to date first quarter 2002	Systems	Share of Systems	Other	Share of Other	Total	Share of Total
Europe, Middle East & Africa	14,798	45%	2,808	73%	17,606	47%
North America	3,909	12%	163	4%	4,072	11%
Latin America	4,072	12%	239	6%	4,311	12%
Asia Pacific	10,299	31%	678	17%	10,977	30%

Total	33,078	100%	3,888	100%	36,966	100%

Share of Total	89%		11%		100%

Change	Systems		Other		Total
Europe, Middle East & Africa	-17%		-41%		-21%
North America	-2%		-37%		-3%
Latin America	-58%		-72%		-59%
Asia Pacific	-43%		-51%		-44%

Total	-28%		-45%		-30%

TOP 10 MARKETS IN ORDERS AND SALES

Year to date first quarter 2003

Orders	Share of total orders
United States	16%
Italy	9%
China	7%
Sweden	5%
Switzerland	4%
Spain	4%
Russia	4%
United Kingdom	3%
India	3%
Germany	3%

Sales	Share of total sales
United States	14%
China	7%
Italy	6%
Sweden	5%
Japan	5%
Spain	4%
United Kingdom	4%
Germany	3%
Saudi Arabia	3%
Russia	3%

CUSTOMER FINANCING RISK EXPOSURE

(SEK b.)	Mar 31 2002	Jun 30 2002	Sep 30 2002	Dec 31 2002	Mar 31 2003
On-balance-sheet credits	16.8	16.6	18.9	21.1	21.1
Off-balance-sheet credits	12.9	11.5	6.8	1.5	1.6

Total credits	29.1	28.1	25.7	22.6	22.7
Less third party risk coverage	-1.4	-0.3	-0.8	-0.8	-2.6

Ericsson risk exposure	27.7	27.8	24.9	21.8	20.1

On-balance-sheet credits, net book value	12.7	12.4	12.7	14.0	13.6
Off-balance-sheet credits recorded as contingent liabilities	10.1	9.1	5.1	1.3	1.3
Financing commitments	28.1	25.3	14.0	14.0	12.5

ERICSSON

OTHER INFORMATION

SEK million	Jan-Mar 2003	Jan-Dec 2002	Jan-Mar 2002
Number of shares and earnings per share
Number of shares , end of period (million)	15,974	15,974	8,066
Number of treasury shares , end of period (million)	153	154	157
Number of shares outstanding, basic, end of period (million)	15,821	15,820	7,909
Average number of shares, basic (million) 1)	15,820	12,573	10,950
Average number of shares, diluted (million) 1,2)	15,934	12,684	11,058
Earnings per share, basic (SEK)1)	-0.27	-1.51	-0.27
Earnings per share, diluted (SEK)1,2)	-0.27	-1.51	-0.27
Ratios
Equity ratio, percent	34.9	36.4	27.9
Capital turnover (times)	0.8	1.0	0.9
Accounts receivable turnover (times)	2.9	3.0	2.7
Inventory turnover (times)	4.9	5.1	4.1
Return on equity, percent	-24.2%	-26.7%	-17.8%
Return on capital employed, percent	-14.2%	-11.3%	-6.3%
Days Sales Outstanding	109	92	114
Other
Payment readiness	66,452	66,306	51,693
Additions to tangible fixed assets	414	2,738	1,366
—Of which in Sweden	139	1,195	322
Additions to capitalized development expenses	737	3,442	1,050
Total depreciation on tangible and intangible assets	1,608	6,537	1,355
—Of which goodwill	222	1,064	276
—Of which capitalized development expenses	123	242	45
Orders booked	27,060	128,351	41,893
Export sales from Sweden	17,214	86,695	22,344
Exchange rates used in the consolidation
EUR—average rate	9.20	9.15	9.15
—closing rate	9.26	9.15	9.03
USD—average rate	8.59	9.72	10.53
—closing rate	8.50	8.78	10.36

1)	Adjusted for stock dividend element of stock issue in 2002.
2)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: April 29, 2003